FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34884

Global Education & Technology Group Limited

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

Global Education & Technology Group Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated November 22, 2010	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Education & Technology Group Limited

By:	/S/ HANNAH LEE
Name:	Hannah Lee
Title:	Chief Financial Officer

Date: November 22, 2010

Exhibit 99.1

Global Education Announces Third Quarter 2010 Financial Results

3Q 2010 Net Revenue Increased 47.2% Year-Over-Year

3Q 2010 Net Income Increased 25.6% Year-Over-Year

BEIJING, November 22, 2010 – Global Education & Technology Group Ltd. (NASDAQ: GEDU) (“Global Education” or the “Company”), the largest test preparation provider for the International English Language Testing System (“IELTS”) and a leading provider of educational courses and related services in China, today announced unaudited financial results for the third quarter of 2010.

Third Quarter 2010 Highlights

•	Total net revenues increased 47.2% year-over-year to RMB127.8 million ($19.1 million1) from RMB86.8 million in the third quarter of 2009.

•	Operating income increased 35.4% year-over-year to RMB36.7 million ($5.5 million) from RMB27.1 million in the third quarter of 2009.

•	Net income increased 25.6% year-over-year to RMB34.3 million ($5.1 million) from RMB27.3 million in the third quarter of 2009.

•	Test preparation course enrollments increased 41.2% year-over-year to 51,907.

•	Total number of learning centers increased to 317, covering 109 cities as of September 30, 2010, up from 292 as of June 30, 2010.

•	Total number of directly-owned-and-operated learning centers increased by 11 to 77 as of September 30, 2010 from the end of the previous quarter.

Mr. David Yongqi Zhang, Founder and Chief Executive Officer of Global Education, commented, “We are very pleased with our third quarter financial results, which marks our first quarter reporting as a publicly traded company. Our rapid growth in revenue and strong operating cash flows demonstrate the advantages of our business model and our unique competitive position. Driven by our expanding network of learning centers, excellent brand, and superior content and services, we are gaining additional market share from smaller competitors. Looking ahead, I’m more excited than ever with the strong and growing demand for our core services. Chinese parents and students alike continue to greatly value the overseas educational experience. With their rapidly growing disposable incomes, Chinese continue to invest heavily in their children’s ability to excel and compete in an increasingly global marketplace. In light of these robust long-term trends, we are confident of executing on our growth strategies, which include further increasing enrollments and profitability, growing our learning center network, broadening our service offerings and expanding our online learning business.”

Ms. Hannah Lee, Vice President & Chief Financial Officer of Global Education, stated, “With the additional cash from our recent IPO which was completed after the end of the third quarter, we are excited by the increased flexibility that our current financial position allows. As demonstrated by our strong third quarter financial performance with net revenues increasing by 47.2% year-over-year and test preparation enrollments growing by 41.2% compared to the same quarter of 2009, our business model not only can scale rapidly but can also generate strong profitability and cash flows. Given the strong demand for our education services and our multi-pronged expansion plans, we believe our platform is poised to drive sustainable growth in sales and profits for the foreseeable future.”

Third Quarter 2010 Financial Performance

Third quarter 2010 net revenues increased 47.2% year-over-year to RMB127.8 million ($19.1 million) from RMB86.8 million in the same period of 2009. The increase was primarily due to the following:

•

Net revenues from educational programs and services increased by 48.5% to RMB120.9 million ($18.1 million) in the third quarter of 2010 compared to RMB81.4 million in the third quarter of 2009, driven primarily by an increase in test preparation course enrollments.

•

Net revenues from franchise fees, study abroad consulting services and sales of books and course materials increased by 27.8% to RMB6.9 million ($1.0 million) in the third quarter of 2010, compared to RMB5.4 million in the prior year period.

Cost of revenues, which primarily consisted of salaries and benefits, rent payments, costs associated with summer camps, and book and course material printing costs, increased 69.6% to RMB55.8 million ($8.3 million) in the third quarter of 2010 compared to RMB32.9 million in the same period of 2009, primarily due to increased costs related to the expansion of the Company’s network of directly operated learning centers and offering of summer camp programs to help promote the “Global” brand. As a result, cost of revenues represented 43.7% of net revenues in the third quarter of 2010, up from 37.9% of net revenues in the same period of 2009.

Selling and marketing expenses increased 35.6% to RMB25.5 million ($3.8 million) in the third quarter of 2010 compared to RMB18.8 million in the same period in 2009, reflecting an increase in expenses relating to commission to sales agents and and salaries and benefits of sales and marketing personnel. Selling and marketing expenses represented 20.0% of net revenues, a decrease from 21.7% in the same period of 2009, mainly due to economies of scale and more efficient marketing campaigns.

General and administrative expenses increased 19.8% to RMB9.7 million ($1.4 million) in the third quarter of 2010 compared to RMB8.1 million in the same period of 2009 mainly due to increased professional fees and headcount in anticipation of the Company’s initial public offering. Even with increased share based compensation expenses of RMB0.9 million ($0.1 million) in the third quarter of 2010 compared to RMB0.1 million in the same period in 2009, as a percentage of the net revenues, general and administrative expense decreased from 9.3% in the third quarter of 2009 to 7.6% in the third quarter of 2010, reflecting greater operating leverage.

Operating income increased 35.4% to RMB36.7 million ($5.5 million) in the third quarter of 2010, from RMB27.1 million in the same period of 2009, driven by strong revenue growth. Operating margin for the third quarter of 2010 was 28.7%, compared to 31.2% in the same period of last year. The decrease in the Company’s operating margin was mainly due to the growth of summer camp programs and increased share-based compensation expenses. While these programs operate at a lower gross margin than our test preparation businesses, they strategically complement our student acquisition and branding efforts.

Income tax expenses in the third quarter of 2010 were RMB4.9 million ($0.7 million), representing an effective tax rate of 12.5%, as compared to income tax expenses of RMB1.8 million and an effective tax rate of 6.2% in the same period of 2009. The increase in effective tax rate was mainly because the Company’s main Chinese operating entity has been subject to 7.5% income tax rate in 2010 compared to nil in 2009 due to expiration of tax exemption status relating to such entity being a high-tech enterprise for tax purposes.

Net income increased 25.6% to RMB34.3 million ($5.1 million) in the third quarter of 2010, compared to RMB27.3 million in the same quarter of 2009. Diluted earnings per ADS were RMB1.84 ($0.28) in the third quarter of 2010. The Company had approximately 18.6 million weighted average diluted ADSs outstanding during the quarter ended September 30, 2010.

Non-GAAP net income excluding share-based compensation expenses and fair value change in contingent consideration payable attributable to Global Education was RMB35.8 million ($5.4 million) in the third quarter of 2010, representing a 29.7% increase from the same period of 2009. Basic and diluted non-GAAP net income per ADS were RMB2.08 ($0.31) and RMB1.92 ($0.29), respectively.

As of September 30, 2010, the Company had cash and cash equivalents of RMB339.8 million ($50.8 million), compared to RMB103.8 million as of December 31, 2009. Cash flows provided by operating activities for the three months ended September 30, 2010 were approximately RMB28.5 million ($4.3 million) due to the continued strength of the Company’s operating results. Deferred revenues increased to RMB91.8 million ($13.7 million) as of September 30, 2010, up from RMB71.3 million in the third quarter of 2009.

Initial Public Offering

On October 14, 2010, Global Education completed an initial public offering of 6.375 million American Depositary Shares (“ADSs”), each representing four ordinary shares, at a price of $10.50 per ADS. On October 20, 2010, the underwriters in the initial public offering exercised their over-allotment option to purchase an additional 956,250 additional ADSs from us at the initial public offering price. The total proceeds from the offering, net of underwriting discounts, were US$71.6 million.

Financial Outlook for Fourth Quarter of 2010

The Company estimates that its net revenues for the fourth quarter of 2010 will be in the range of RMB75.0 million ($11.2 million) to RMB78.0 million ($11.7 million), an increase of approximately 26.6% to 35.1% over the previous year.

This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call at 8:00 am ET on Monday, November 22, 2010, to discuss its results. Listeners may access the call by dialing +1-800-860-2442 or +1-412-858-4600 for international callers, access code: Global Education & Technology. A webcast will also be available through the Company’s website at ir.globaleducation.cn.

A replay of the call will be available through November 30, 2010. Listeners may access the replay by dialing +1-877-344-7529 or +1-412-317-0088 for international callers, access code: 446188.

About Global Education

Global Education & Technology Group Ltd. (Nasdaq: GEDU) is the largest test preparation provider for IELTS and a leading provider of educational courses and related services in China. Under its “Global” brand, the Company also offers diversified services that span a student’s educational life cycle, including after-school courses, overseas study consulting, and professional certification test preparation. As of September 30, 2010, the Company’s network comprised 77 directly operated and 240 franchised learning centers across China, as well as an online course delivery platform with more than one million registered members. For more information, please visit www.globaleducation.cn.

Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should, “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the year 2010 and the growth prospects of the Company’s business and industry. The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to anticipate and meet market demand, the growth of China’s economy and education market, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s prospectus dated October 7, 2010 which was filed with the SEC and is available on the SEC’s website at www.sec.gov.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about Global Education and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Measures

To supplement Global Education’s unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (GAAP), the Company uses the following measures defined as non-GAAP financial measures: net income attributable to Global Education excluding share-based compensation expenses and fair value change in contingent consideration, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS attributable to the Company excluding share-based compensation expenses and fair value change in contingent consideration payable.

Global Education believes that these non-GAAP financial measures are useful for its management and investors to assess and analyze the Company’s core operating results as share-based compensation expense and fair value change in contingent consideration payable is not directly attributable to the underlying performance of the Company’s business operations and may not be indicative of its operating performance from a cash perspective. These non-GAAP financial measures also facilitate management’s internal comparisons to its historical performance and liquidity. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the share-based compensation charge and fair value change in contingent consideration payable that have been and will continue to be for the foreseeable future a significant recurring expense in Global Education’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The Company is only providing these non-GAAP performance measures in the press release, and will not incorporate into GAAP financial statements. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliation of Unaudited non-GAAP measures to the Most comparable GAAP measures” set forth at the end of this press release.

Contact:

Global Education & Technology Group Ltd.

Hannah Lee, VP & CFO

E-mail: ir@globaleducation.cn

ICR LLC.

Michael Tieu

Phone: +86-10-6583-7509

E-mail: michael.tieu@icrinc.com

William Zima

Phone: +1-203-682-8200

E-mail: william.zima@icrinc.com

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except ADS and per ADS data)

	As of September 30, 2010	As of June 30, 2010	As of September 30, 2010
	RMB	RMB	USD

Current assets:

Cash and cash equivalents	339,848	367,556	50,796

Term deposits	5,050	13,050	755

Accounts receivable, net of allowance of nil	2,101	1,785	314

Prepaid expenses and other current assets	37,614	23,285	5,621

Deferred tax assets, current	5,450	4,320	815

Amounts due from a related party	130	2,375	19

Total current assets	390,193	412,371	58,320

Property and equipment, net	85,551	86,286	12,787

Acquired intangible assets, net	5,636	6,192	842

Goodwill	35,906	35,906	5,367

Other non-current assets	6,072	3,281	908

Total Assets	523,358	544,036	78,224

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	29,790	14,980	4,453

Deferred revenue	91,764	102,226	13,716

Accrued expenses and other current liabilities	32,454	28,709	4,851

Deferred tax liabilities, current	1,968	2,910	294

Tax payable	8,696	9,628	1,300

Total current liabilities	164,672	158,453	24,614

Contingent consideration payable	23,225	23,131	3,471

Deferred tax liabilities, non-current	2,116	2,321	316

Other non-current liabilities	2,415	2,324	361

Total Liabilities	192,428	186,229	28,762

Redeemable convertible preferred shares	184,928	187,406	27,640

Shareholders’ Equity

Ordinary shares	39	39	6

Additional paid-in capital	64,768	63,326	9,681

Statutory reserves	24,537	20,025	3,667

Retain earnings	56,658	87,011	8,468

Total Shareholders’ Equity	146,002	170,401	21,822

Total Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Equity	523,358	544,036	78,224

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except ADS and per ADS data)

	For the Three Months Ended September 30,
	2010	2009	2010
	RMB	RMB	USD
Revenues
Educational programs and services	120,839	81,350	18,061
Franchise fees, study abroad consulting services and sales of books and course materials	6,916	5,425	1,034

Total revenues	127,755	86,775	19,095

Operating costs and expenses
Cost of revenues	(55,815)	(32,857)	(8,342)
Selling and marketing expenses	(25,534)	(18,771)	(3,817)
General and administrative expenses	(9,692)	(8,072)	(1,449)

Total operating costs and expenses	(91,041)	(59,700)	(13,608)

Operating income	36,714	27,075	5,487

Interest income	2,310	1,705	346
Investment income	0	0	0
Foreign exchange losses, net	(133)	(127)	(20)
Consideration payable fair value change	(94)	0	(14)
Other income/(expense), net	360	415	54

Income before income taxes and non-controlling interest	39,157	29,068	5,853

Income tax expense	(4,884)	(1,817)	(730)

Net income	34,273	27,251	5,123

Accretion of convertible redeemable preferred shares	2,478	(5,544)	370
Income allocated to participating preferred shareholder	(12,129)	(9,115)	(1,813)

Net income attributable to ordinary shareholders	24,622	12,592	3,680

Net income per share:
Basic	0.49	0.26	0.07
Diluted	0.46	0.26	0.07

Weighted average number of shares outstanding:
Basic	49,799,748	49,030,191	49,799,748
Diluted	75,189,748	49,030,191	75,189,748

	For the Three Months Ended September 30,
	2010	2009	2010
Share-based compensation expense included in:	RMB	RMB	USD
Cost of revenues	159	59	24
Selling and marketing expenses	423	194	63
General and administrative expenses	860	142	129

Total	1,442	395	216

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands, except ADS and per ADS data)

	For the Three Months Ended September 30,
	2010	2009	2010
	RMB	RMB	USD

General and administrative expenses	9,692	8,072	1,449
Share-based compensation expense in general and administrative expenses	860	142	129

Non-GAAP general and administrative expenses	8,832	7,930	1,320

Total operating costs and expenses	91,041	59,700	13,608
Share-based compensation expenses	1,442	395	216

Non-GAAP operating costs and expenses	89,599	59,305	13,392

Operating income	36,714	27,075	5,487
Share-based compensation expenses	1,442	395	216

Non-GAAP operating income	38,156	27,470	5,703

Operating margin	28.7%	31.2%	28.7%
Non-GAAP operating margin	29.9%	31.7%	29.9%

Net income attributable to Global Education	34,273	27,251	5,123
Share-based compensation expenses	1,442	395	216
Fair value change in contingent consideration payable	94	—	14

Non-GAAP net income attributable to Global Education	35,809	27,646	5,353

Net income per ADS attributable to Global Education - Basic (note 1)	1.96	1.04	0.29
Net income per ADS attributable to Global Education - Diluted (note 1)	1.84	1.04	0.28

Non-GAAP Net income per ADS attributable to Global Education - Basic (note 1)	2.08	1.04	0.31
Non-GAAP Net income per ADS attributable to Global Education - Diluted (note 1)	1.92	1.04	0.29

Weighted average shares used in calculating basic net income per ADS (note 1)	49,799,748	49,030,191	49,799,748
Weighted average shares used in calculating diluted net income per ADS (note 1)	75,189,748	49,030,191	75,189,748

Note 1: Each ADS represents four common shares

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except ADS and per ADS data)

	For the Nine Months Ended September 30,
	2010	2009	2010
	RMB	RMB	USD
Revenues
Educational programs and services	245,092	174,466	36,633
Franchise fees, study abroad consulting services and sales of books and course materials	15,495	12,528	2,316

Total revenues	260,587	186,994	38,949

Operating costs and expenses
Cost of revenues	(115,293)	(76,721)	(17,232)
Selling and marketing expenses	(64,713)	(46,935)	(9,673)
General and administrative expenses	(25,358)	(20,920)	(3,790)

Total operating costs and expenses	(205,364)	(144,576)	(30,695)

Operating income	55,223	42,418	8,254

Interest income	5,534	3,880	827
Investment income	0	3,833	0
Foreign exchange losses, net	(233)	(117)	(35)
Consideration payable fair value change	(4,009)	0	(599)
Other income/(expense), net	106	613	16

Income before income taxes and non-controlling interest	56,621	50,627	8,463

Income tax expense	(7,369)	(3,220)	(1,102)

Net income	49,252	47,407	7,361

Accretion of convertible redeemable preferred shares	1,539	(16,325)	230
Income allocated to participating preferred shareholder	(17,437)	(16,005)	(2,606)

Net income attributable to ordinary shareholders	33,354	15,077	4,985

Net income per share:
Basic	0.67	0.31	0.10
Diluted	0.66	0.31	0.10

Weighted average number of shares outstanding:
Basic	49,572,915	49,030,191	49,572,915
Diluted	74,814,694	49,030,191	74,814,694

	For the Nine Months Ended September 30,
	2010	2009	2010
Share-based compensation expense included in:	RMB	RMB	USD
Cost of revenues	442	174	66
Selling and marketing expenses	1,140	290	171
General and administrative expenses	2,048	425	306

Total	3,630	889	543

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands, except ADS and per ADS data)

	For the Nine Months Ended September 30,
	2010	2009	2010
	RMB	RMB	USD

General and administrative expenses	25,358	20,920	3,790
Share-based compensation expense in general and administrative expenses	2,048	425	306

Non-GAAP general and administrative expenses	23,310	20,495	3,484

Total operating costs and expenses	205,364	144,576	30,695
Share-based compensation expenses	3,630	889	543

Non-GAAP operating costs and expenses	201,734	143,687	30,152

Operating income	55,223	42,418	8,254
Share-based compensation expenses	3,630	889	543

Non-GAAP operating income	58,853	43,307	8,797

Operating margin	43.2%	48.9%	43.2%
Non-GAAP operating margin	46.1%	49.9%	46.1%

Net income attributable to Global Education	49,252	47,407	7,361
Share-based compensation expenses	3,630	889	543
Fair value change in contingent consideration payable	4,009	—	599

Non-GAAP net income attributable to Global Education	56,891	48,296	8,503

Net income per ADS attributable to Global Education - Basic (note 1)	2.68	1.24	0.40
Net income per ADS attributable to Global Education - Diluted (note 1)	2.64	1.24	0.39

Non-GAAP Net income per ADS attributable to Global Education - Basic (note 1)	3.12	1.28	0.47
Non-GAAP Net income per ADS attributable to Global Education - Diluted (note 1)	3.08	1.28	0.46

Weighted average shares used in calculating basic net income per ADS (note 1)	49,572,915	49,030,191	49,572,915
Weighted average shares used in calculating diluted net income per ADS (note 1)	74,814,694	49,030,191	74,814,694

Note 1: Each ADS represents four common shares